Exhibit (P)(15)

Code of Ethics

Background

As an investment adviser, CIP has a fiduciary duty to its clients that requires more than honesty and good faith alone. CIP’s fiduciary responsibilities impose on CIP an affirmative duty to act solely in the best interests of the client and to make full and fair disclosure of all material facts, particularly where CIP’s interests may conflict with the client’s. It means that the Company has an affirmative duty of loyalty to its clients which means, in plain English, that the Company must always act in the best interests of clients and deal fairly with them. Pursuant to this duty, CIP’s conduct may be measured against a higher standard of conduct than that used for mere commercial transactions.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written Code of Ethics that contains provisions regarding:

•	The adviser’s fiduciary duty to its clients;

•	Compliance with all applicable Federal Securities Laws;

•	Reporting and review of personal Securities transactions and holdings;

•	Reporting of violations of the Code; and

•	The provision of the Code to all supervised persons.

Policies and Procedures

Fiduciary Principles and Compliance with the Federal Securities Laws

CIP has adopted the following fiduciary principles that both the Company and its supervised persons must comply with at all times.

1.	Disinterested Advice. The Company must provide advice that is in the client’s best interest and neither CIP nor any of its supervised persons may place their interests ahead of any client's interests under any circumstances. Supervised persons must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting CIP’s services, and engaging in other professional activities.

2.	Written Disclosures. Both the Brochure (Form ADV, Part 2A) and the Company’s Advisory Services Agreement must include language detailing all material facts regarding the Company, the advisory services rendered, compensation and conflicts of interest. It is the responsibility of the CCO to establish procedures designed to ensure that all clients are provided with these documents and that they contain the proper disclosure language.

3438 Peachtree Road NE ~ Suite 900 ~ Atlanta, GA 30326 Phone 404.751.3900

3.	Oral Disclosures. Where circumstances may require oral disclosures to be provided to clients, the CCO shall determine the proper manner in which to phrase and otherwise make such disclosures, as well as establish procedures for monitoring compliance.

4.	Conflicts of Interest. Supervised persons must disclose any potential or actual conflicts of interest when dealing with clients. For example, if investment advice includes transaction recommendations that would be executed through the Company or an affiliate of the Company, then the advice given would be subject to a potential conflict of interest. Neither CIP, nor any supervised person should ever benefit at the expense of any client. Please refer to the Conflicts of Interest section below for further policies and procedures in this area.

5.	Confidentiality. Client records and financial information must be treated with strict confidentiality. Under no circumstances should any such information be disclosed to any third party that has not been granted a legal right from the client to receive such information.

6.	Fraud. Engaging in any fraudulent or deceitful conduct with clients or potential clients is strictly prohibited. Examples of fraudulent conduct include, but are not limited to: misrepresentation; nondisclosure of fees; and misappropriation of client funds.

7.	Fiduciary Obligations. The Company and its supervised persons are subject to the following specific fiduciary obligations when dealing with clients:

a.	The duty to have a reasonable, independent basis for its investment advice;

b.	The duty to seek best execution for a client's securities transactions if the Company determines or recommends the broker used;

c.	The duty to ensure that investment advice is suitable to meeting the client’s individual objectives, needs, and circumstances; and

d.	A duty to be loyal to clients.

All supervised persons will act with competence, dignity, integrity, and in an ethical manner, when dealing with clients, the public, prospects, third-party service providers and fellow supervised persons. In addition, CIP and its supervised persons must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets.

Administration of the Code of Ethics

The CCO administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CCO or his designee. Supervised persons must cooperate to the fullest extent reasonably requested by the CCO to enable (i) CIP to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his duties under the Manual.

CIP utilizes www.mycomplianceoffice.com (“MCO”) to generate quarterly Personal Transaction Reports and Account and Holding Reports, and employees use this software to attest to the accuracy of the above-referenced reports.

3438 Peachtree Road NE ~ Suite 900 ~ Atlanta, GA 30326 Phone 404.751.3900

Reporting Violations

Supervised persons are generally expected to discuss any perceived risks, or concerns about CIP’s business practices, with their direct supervisor. However, if a supervised person is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Improper actions by CIP or its supervised persons could have severe negative consequences for CIP, its clients and its supervised persons. Impropriety, or even the appearance of impropriety, could negatively impact all supervised persons, including people who had no involvement in the problematic activities.

Supervised persons must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO; any problems identified during the review will be addressed in ways that reflect CIP’s fiduciary duty to its clients. If the CCO determines that a material violation of this Code of Ethics has occurred, the CCO will promptly report the violation, and any association action(s), to CIP’s senior management. If senior management determines that the material violation may involve a fraudulent, deceptive or manipulative act, CIP will report its findings to the RIC’s board pursuant to Rule 17j-1.

A supervised person’s identification of a material compliance issue will be viewed favorably by the Company’s senior executives. Retaliation against any supervised person who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If a supervised person believes that he or she has been retaliated against, he or she should notify the CCO or a member of the Board directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, education or formal censure; a letter of admonition; disgorgement of profits; restrictions on such person’s personal securities transactions; fines, suspension, reassignment, demotion or termination of employment; or other significant remedial action. All disciplinary responses to violations of the Code of Ethics shall be administered by the CCO, subject to approval, as applicable, by the Board of Directors of the Company. Determinations regarding appropriate disciplinary responses will be administered on a case-by-case basis, subject to the following specific policies:

•	Supervised persons who violate the Pre-Clearance Procedures described below may have personal trading privileges under these Personal Securities Transactions policies and procedures suspended for three months following the discovery of the violation, and may face further discipline for repeated violations; and

•	Supervised persons who fail to timely submit required personal securities trading reports to the CCO as described below may have personal trading privileges under these Personal Securities Transactions policies and procedures suspended for three months, and may face further discipline for repeated violations.

Violations may also subject a supervised person to civil, regulatory or criminal sanctions. No supervised person will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against him or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

3438 Peachtree Road NE ~ Suite 900 ~ Atlanta, GA 30326 Phone 404.751.3900

Distribution of the Code and Acknowledgement of Receipt

CIP will distribute this Manual, which contains the Company’s Code of Ethics, to each supervised person upon the commencement of employment and upon any change to the Code of Ethics or any material change to another portion of the Manual. All supervised persons must acknowledge that they have received, read, understood, and agree to comply with CIP’s policies and procedures described in this Manual, including this Code of Ethics.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including CIP, supervised persons, and current or prospective clients. Any failure to identify or properly address a conflict can have severe negative repercussions for CIP, its supervised persons, and/or clients. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action.

CIP’s policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so supervised persons must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve CIP and/or its supervised persons on one hand, and clients on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of clients over the interests of CIP and its supervised persons. If a supervised person believes that a conflict of interest has not been identified or appropriately addressed, that supervised person should promptly bring the issue to the CCO’s attention.

In some instances conflicts of interest may arise between clients. Responding appropriately to these types of conflicts can be challenging, and may require robust disclosures if there is any appearance that one or more clients have been unfairly disadvantaged. Supervised persons should notify the CCO promptly if it appears that any actual or apparent conflict of interest between clients has not been appropriately addressed.

Whistleblower Procedures

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, CIP has adopted the following procedures for receiving and reviewing whistleblower complaints.

Processing and Investigating Complaints

All supervised person complaints concerning violations of the Advisers Act or any other provision of law, rule, order, standard, or prohibition prescribed by the SEC or any state securities authority should be reported to the CCO. CIP encourages supervised persons to submit complaints to the firm before contacting the SEC or other regulatory agencies. This will give CIP the opportunity to begin investigating the problem as quickly as possible and may increase the amount of the award given to the whistleblower. Complaints may be reported anonymously, however, the CCO will request that the supervised person put the complaint in writing, and include the exact nature, scope and breadth of the accusation.

Once the CCO has received a complaint, the CCO will notify the CIP’s Board of Directors, which will quickly investigate the complaint by obtaining all relevant documents and interviewing the appropriate personnel. If the whistleblower is identifiable, the committee will continually keep the whistleblower informed as to the progress of the investigation but will maintain confidentiality. After the Board of Directors has reviewed the complaint, the board will determine the appropriate action to take to remedy the situation. CIP will maintain records which contain all the information submitted with the complaint and a report or memorandum detailing the investigation and the actions taken by the advisory committee as a result of the complaint.

3438 Peachtree Road NE ~ Suite 900 ~ Atlanta, GA 30326 Phone 404.751.3900

Sixty days after a supervised person files a complaint, the CCO will follow up with the supervised person to ensure the supervised person has not been retaliated against. If the supervised person reports retaliation, the CCO should initiate a follow up investigation by repeating the same procedure as above. If the retaliation was caused by an individual involved in the original review process, that individual will not be involved in the retaliation investigation.

To track supervised person retaliation, CIP will maintain a confidential record keeping system that will enable it to track the employment history of those supervised persons who have filed whistleblower complaints so that CIP can track whether those supervised persons were treated fairly. This record keeping system will also be used to ensure that the anti-retaliation protections are not being abused by any supervised persons of CIP.

Retaliation Prohibited

CIP will not discharge or in any other way discriminate against any supervised person because the supervised person, whether at the initiative of the supervised person or in the ordinary course of the duties of the supervised person, has:

1.	Provided, caused to be provided, or is about to provide, information to CIP, the SEC, any state securities authority, or any other state, local, or federal government authority or law enforcement agency in relation to any violation of the Advisers Act, or any other provision of law, rule, order, standard, or prohibition prescribed by the SEC or any state securities authority;

2.	Testified or will testify in any proceeding resulting from the administration or enforcement of any provision of the Advisers Act, or any other provision of law, rule, order, standard, or prohibition prescribed by the SEC or any state securities authority;

3.	Filed, instituted, or caused to be filed or instituted any proceeding under the Advisers Act, or any other provision of law, rule, order, standard, or prohibition prescribed by the SEC or any state securities authority; or

4.	Objected to, or refused to participate in, any activity, policy, practice, or assigned task that the supervised person reasonably believed to be in violation of the Advisers Act, or any other provision of law, rule, order, standard, or prohibition prescribed by the SEC or any state securities authority.

CIP will not tolerate any retaliation against supervised persons for reporting complaints.

Personal Securities Transactions

Supervised person trades should be executed in a manner consistent with our fiduciary obligations to our clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Supervised person trades must not be timed to precede orders placed for any client, nor should trading activity be so excessive as to conflict with the supervised person’s ability to fulfill daily job responsibilities.

3438 Peachtree Road NE ~ Suite 900 ~ Atlanta, GA 30326 Phone 404.751.3900

In the event of a material change to this Personal Securities Transactions section of the Code of Ethics, the CCO shall inform the RIC’s CCO of such change and ensure that the change is approved by the RIC’s board no later than six months after the change is adopted.

Accounts Covered by the Policies and Procedures

CIP’s Personal Securities Transactions policies and procedures apply to all accounts owned or controlled by a supervised person, those accounts owned or controlled by members of the supervised person’s immediate family, including any relative by blood, marriage or domestic partnership living in the same household, and any account in which the supervised person has any beneficial interest, such as a trust. This includes, but is not limited to, accounts over which supervised persons have any beneficial ownership interest, such as accounts held by children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria. These accounts are collectively referred to as “covered accounts”.

In the event that a supervised person has a ‘casual roommate’, as opposed to a fiancé or other domestic partner, the accounts of the roommate may be exempt from CIP’s Personal Securities Transactions policies and procedures, subject to the CCO’s determination. Any account in question should be addressed with the CCO immediately to determine if it is a covered account.

It may be possible for supervised persons to exclude accounts held personally or by immediate family members sharing the same household if the supervised person does not have any direct or indirect influence or control over the accounts, or if the supervised person can rebut the presumption of beneficial ownership over family members’ accounts. However, you should consult with the CCO before excluding any accounts based upon these guidelines.

Reporting through MCO

As noted previously, CIP uses MCO to facilitate administration of the Code of Ethics, including reporting of personal securities transactions and holdings. CIP requires supervised persons to link their covered accounts to MCO so that a direct feed of account transactional and holdings data can be established. If a supervised person maintains covered accounts with custodians that do not provide direct data feeds, the supervised person must submit the custodial statements for such accounts directly through MCO. Supervised persons are not required to provide this information in duplicate (i.e., report via data link to the custodial account, or where not possible to establish a link, provide brokerage statements for the custodial account). The CCO or his designee will use the information provided through MCO to review supervised person trading activities and holdings. Supervised persons are responsible for notifying the CCO or his designee as soon as practicable or any changes to the password or access information to their covered accounts linked to MCO.

Reportable Securities

CIP requires supervised persons to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

3438 Peachtree Road NE ~ Suite 900 ~ Atlanta, GA 30326 Phone 404.751.3900

•	Shares issued by money market funds;

•	Shares issued by open-end investment companies registered in the U.S., as long as neither CIP nor any affiliate serves as the adviser or sub-adviser to the RIC;

•	Interests in 529 college savings plans; and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by CIP or an affiliate.

Exchange-traded funds (ETFs) are somewhat similar to open-end RICs. However, CIP considers ETFs Reportable Securities subject to the reporting requirements contained in CIP’s Personal Securities Transactions policy.

Restricted List Securities

CIP maintains a Restricted List of securities held in client accounts, or under consideration for inclusion in client accounts. When any security is held in model portfolios or is under consideration for inclusion in a model portfolio, it will be placed on the Restricted List, which is available to all supervised persons. This Restricted List is updated on a weekly basis as a result of decisions made in the Investment Team meetings. Employee trades in Restricted List Securities are subject to the Black-Out Periods and Preclearance Requirements described below.

Pre-clearance Requirements

IPOs and Private Placements: CIP requires that each access person obtain pre-approval in writing from the CCO or designee prior to acquiring ownership of any security in an initial public offering (“IPO”) or in a private placement.

Securities Not Held in Client Accounts: With the exception of IPOs and private placements, if a supervised person wishes to trade in a security that is not held in any client account, and is not under consideration for purchase in any client account, such transaction is exempt from the Pre-clearance Requirements of this Code. Each Access Person is responsible for checking the “Restricted List” before engaging in any personal transaction and obtaining preclearance where necessary.

Restricted List Securities: The Company has determined that it is in the best interest of our clients to require pre-clearance of personal trading in Restricted List Securities (including options on such underlying securities) by our supervised persons, subject to certain exemption set forth below. Approval is contingent upon the CCO determining that the contemplated transaction will raise no conflict of interest. Supervised persons should note that an exemption from preclearance does not exempt the transaction from reporting requirements under this Code.

Pre-clearance exemptions for Restricted List securities:

•	De Minimis Exemption. Trades of 1,000 or fewer shares of a Restricted List security that has at least $1 billion in market capitalization.

3438 Peachtree Road NE ~ Suite 900 ~ Atlanta, GA 30326 Phone 404.751.3900

•	Block Trade Exemption. Personal trades in a Restricted List Security which are included in an aggregated block trade with client accounts are not subject to preclearance. These broker-specific blocks will be placed by the trader in a particular sequence that rotates on a per trade basis to ensure that, over time, no group of clients is disadvantaged by the timing of the executions. When such trades are completed, the prices for each broker-specific block of trades will be separately averaged, and all accounts that traded through a particular broker will receive the same price. Commissions will be charged to each account (including any participating supervised person accounts) in accordance with the broker’s policy; provided, however, that if the entire block receives a single commission then the commission shall be apportioned pro rata among all participating accounts.

•	Accounts Managed by CIP Exemption. Trades in supervised person accounts managed by CIP and in accordance with the management decisions made on behalf of model portfolios;

•	Accounts not Under Supervised Person’s Direct or Indirect Control Exemption: Transactions in Covered accounts over which a supervised person has no discretion or control, if the supervised person:

1.	provides to the CCO a copy of the written contract pursuant to which investment discretion for the account has been delegated in writing to a fiduciary;

2.	certifies in writing that she/he has not and will not discuss potential investment decisions with the independent fiduciary; and

3.	ensures that duplicate broker-dealer trade confirmations and monthly/quarterly statements of the discretionary account holdings are provided to CIP (or direct-fed to MCO); and

•	Automatic Reinvestment Plans: Transactions within an automatic reinvestment plan.

Trades in Restricted List Securities (including options on such underlying securities) that do not qualify for an exemption from preclearance are subject to a Black-Out Period. Non-exempted trades in a Restricted List security within 1 calendar day before or 1 calendar day after any across the board client account trades in the same security are prohibited. Compliance with this black-out window will be reviewed by the CCO or designee as part of the quarterly review of supervised persons’ quarterly transaction reports.

When no exemption applies, a supervised person who wishes to place a trade in a Restricted List security shall pre-clear the trade using MyComplianceOffice.com (“MCO”). If MyComplianceOffice.com (“MCO”) is not available, the supervised person shall complete a Pre-Clearance Request Form and submit it to the CCO or his designee. The CCO shall indicate on the form both the date and the time he processes the request. The requested trade must be executed no later than 4:00 p.m. on the trading day of the request. If the trade is not placed or is placed but not executed within this time period, a new Pre-Clearance Request Form must be processed.

Quarterly Transaction Reports

Each quarter, supervised persons must report all Reportable Securities transactions in securities accounts. Supervised persons must also report any brokerage or other accounts opened during the quarter that hold or could hold any reportable securities (accounts held directly with mutual fund companies which cannot hold reportable securities are not required to be reported). Reports regarding securities transactions and newly opened accounts must be submitted to the CCO via MCO (or in lieu thereof or in conjunction with, attached brokerage statements) within 30 days of the end of each calendar quarter. If a supervised person did not have any transactions or account openings to report, this should be indicated within 30 days of the end of each calendar quarter. Each supervised person must also acknowledge that they have complied with the Adviser’s trading policies in this Code of Ethics and applicable federal and state law in all respects.

3438 Peachtree Road NE ~ Suite 900 ~ Atlanta, GA 30326 Phone 404.751.3900

If no broker-dealer is involved in a trade (unbrokered trades) by a supervised person, he or she shall provide a transaction report within 10 days of the trade.

Holdings Reports

Supervised persons must periodically report the existence and holdings of any account that holds any reportable securities or could hold any reportable securities (accounts held directly with mutual fund companies which cannot hold reportable securities are not required to be reported).  Initial reports regarding securities accounts and holdings must be submitted to the CCO through duplicate statements within 10 days of an individual first becoming a supervised person. Initial reports must be current as of a date no more than 45 days prior to the date that the person became a supervised person.   Any reportable securities not appearing on the submitted account statements must be reported on the Periodic Holdings Reporting Form: Reportable Securities.

Annually thereafter, supervised persons must report all reportable securities accounts and holdings. Such reports regarding securities accounts and holdings must be submitted to the CCO via MCO (or in lieu thereof or in conjunction with, submitted brokerage statements) by February 14 each year. Supervised persons must notify the CCO of any updates or changes to his or her Covered Accounts within 10 days of such update or change.

All holdings reports, both initially and annually, must include the title (symbol or CUSIP), number of shares, and principal amount of each security, along with the name of the broker-dealer or bank holding the account.  Each holding report must include the date of submission by the supervised person, and the information cannot be older than 45 days before submission of the report.  To the extent that this information is also present within the quarterly transaction report submission to the CCO, supervised persons will not be required to submit a separate holdings report.

If a supervised person does not have any securities holdings and/or accounts to report, this should be indicated within 10 days of becoming a supervised person and within 30 days of the end of each calendar quarter.

Exceptions from Transaction Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, supervised persons are not required to submit:

•	Quarterly reports for any transactions effected pursuant to an automatic investment plan; or

•	Quarterly reports for any non-Reportable Securities transactions.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the automatic investment plan.

3438 Peachtree Road NE ~ Suite 900 ~ Atlanta, GA 30326 Phone 404.751.3900

Personal Trading and Holdings Reviews

CIP’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with personal trading activities. Accordingly, the CCO or a designee will closely monitor investment patterns within covered accounts and will compare personal trading with clients’ trades as necessary. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including dismissal.

Prohibited and Restricted Transactions

As a matter of policy, short sales in covered accounts of any securities held long in client accounts are prohibited. In addition, purchases and sales of restricted securities issued by public companies are generally prohibited, unless the CCO determines that the contemplated transaction will raise no actual, potential or apparent conflict of interest. Finally, short-term trading by supervised persons in their personal accounts, while not strictly prohibited, is discouraged.

Because no written policy can provide for every possible contingency, the CCO may consider granting additional exemptions from these restrictions on a case-by-case basis. Any request for such consideration must be submitted by the supervised person in writing to the CCO. Exceptions will only be granted in those cases in which the CCO determines that granting the request will create no actual, potential or apparent conflict of interest.

Review by Fund Board of Directors

CIP’s CCO must prepare an annual report on this Code of Ethics for review by the Board of Directors of the Fund in accordance with Rule 17j-1 of the Investment Company Act of 1940. In accordance with Rule 17j-1, the report must contain the following

1.	A description of issues arising under the Code of Ethics since the last report including, but not limited to, information about any violations of the Code, sanctions imposed in response to such violations, changes made to the Code’s provisions and procedures, and any recommended changes to the Code; and

2.	A certification that the Adviser has adopted such procedures as are reasonably necessary to prevent access persons from violating the Code of Ethics.

Disclosure of the Code of Ethics

CIP will describe its Code of Ethics in Part 2A of Form ADV and, upon request, furnish clients with a copy of the Code of Ethics. All client requests for CIP’s Code of Ethics should be directed to the CCO.

3438 Peachtree Road NE ~ Suite 900 ~ Atlanta, GA 30326 Phone 404.751.3900